Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces Third Quarter 2024 Unaudited Financial Results

Hangzhou, China, November 14, 2024 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Net revenues were RMB26.2 billion (US$3.7 billion), a decrease of 3.9% compared with the same quarter of 2023.

•	Games and related value-added services net revenues were RMB20.9 billion (US$3.0 billion), a decrease of 4.2% compared with the same quarter of 2023.

•	Youdao net revenues were RMB1.6 billion (US$224.1 million), an increase of 2.2% compared with the same quarter of 2023.

•	NetEase Cloud Music net revenues were RMB2.0 billion (US$284.9 million), an increase of 1.3% compared with the same quarter of 2023.

•	Innovative businesses and others net revenues were RMB1.8 billion (US$252.8 million), a decrease of 10.3% compared with the same quarter of 2023.

•	Gross profit was RMB16.5 billion (US$2.3 billion), a decrease of 2.9% compared with the same quarter of 2023.

•	Total operating expenses were RMB9.3 billion (US$1.3 billion), a decrease of 0.8% compared with the same quarter of 2023.

•	Net income attributable to the Company’s shareholders was RMB6.5 billion (US$931.7 million). Non-GAAP net income attributable to the Company’s shareholders was RMB7.5 billion (US$1.1 billion).[1]

•	Basic net income per share was US$0.29 (US$1.46 per ADS). Non-GAAP basic net income per share was US$0.33 (US$1.67 per ADS).[1]

Third Quarter 2024 and Recent Operational Highlights

•	Launched popular new titles and expanded established games in new regions, strengthening NetEase’s competitive edge across more markets in diversified genres.

•	Naraka: Bladepoint mobile game gained significant popularity since its launch in July, reaching No. 4 on the iOS grossing chart with its September seasonal update, effectively catering to growing player demand for action-based PvP games.

•	Racing Master topped the App Store and Google Play free-to-play charts in Japan following its launch in August.

•	World of Warcraft and Hearthstone’s return to China reignited historic level of player community enthusiasm. Following their relaunch, World of Warcraft saw a 50% increase in daily active players as compared to levels before the shutdown, while Hearthstone achieved over 150% growth.

•	Generated continued popularity of hit games Identity V and Naraka: Bladepoint, showcasing NetEase’s long-term operation capabilities for online games.

•	Strengthened diversified portfolio, announcing more exciting titles in the making, including Destiny: Rising and MARVEL Mystic Mayhem, and new games, such as Marvel Rivals and Where Winds Meet, set for launch in December.

•	Youdao significantly improved its profitability in the third quarter, achieving its first-ever third-quarter operating profit and a record-high quarterly operating profit, compared with a loss in the same period last year.

•	NetEase Cloud Music continued to drive quality development across its music-centric ecosystem, further expanding its subscriber base and sustaining healthy revenue growth momentum in its online music services.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

“To further diversify our game portfolio across genres and expand globally, we launched a variety of new games to captivate players worldwide and achieved breakthrough milestones,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Throughout our development journey over the past two decades, players have remained at the core of our creations and operations, ensuring the long-lasting popularity of our games. As we expand, we will continue to prioritize player demand and propel innovation, bringing more exciting NetEase gaming experiences to players domestically and around the world.

“NetEase Cloud Music and Youdao are both positioned for steady growth alongside our games. Across the NetEase family, we focus on creating unique, engaging and impactful experiences for our community that fuel our ongoing success,” Mr. Ding concluded.

Third Quarter 2024 Financial Results

Net Revenues

Net revenues for the third quarter of 2024 were RMB26.2 billion (US$3.7 billion), compared with RMB25.5 billion and RMB27.3 billion for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from games and related value-added services were RMB20.9 billion (US$3.0 billion) for the third quarter of 2024, compared with RMB20.1 billion and RMB21.8 billion for the preceding quarter and the same quarter of 2023, respectively. Net revenues from the operation of online games accounted for approximately 96.8% of the segment’s net revenues for the third quarter of 2024, compared with 96.1% and 93.7% for the preceding quarter and the same quarter of 2023, respectively. Net revenues from mobile games accounted for approximately 70.8% of net revenues from the operation of online games for the third quarter of 2024, compared with 76.4% and 77.6% for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from Youdao were RMB1.6 billion (US$224.1 million) for the third quarter of 2024, compared with RMB1.3 billion and RMB1.5 billion for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from NetEase Cloud Music were RMB2.0 billion (US$284.9 million) for the third quarter of 2024, compared with RMB2.0 billion each for the preceding quarter and the same quarter of 2023.

Net revenues from innovative businesses and others were RMB1.8 billion (US$252.8 million) for the third quarter of 2024, compared with RMB2.1 billion and RMB2.0 billion for the preceding quarter and the same quarter of 2023, respectively.

Gross Profit

Gross profit for the third quarter of 2024 was RMB16.5 billion (US$2.3 billion), compared with RMB16.0 billion and RMB17.0 billion for the preceding quarter and the same quarter of 2023, respectively.

The quarter-over-quarter increase in games and related value-added services’ gross profit was primarily due to higher net revenues from PC games. The year-over-year decrease was primarily due to decreased net revenues from mobile games.

The quarter-over-quarter increase in Youdao’s gross profit was primarily due to higher net revenues from sales of smart devices and learning services. The year-over-year decrease was primarily due to decreased net revenues from its learning services.

The year-over-year increase in NetEase Cloud Music’s gross profit was primarily due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The quarter-over-quarter decrease in innovative businesses and others’ gross profit was primarily due to decreased e-commerce gross profit from Yanxuan. The year-over-year increase was primarily due to increased gross profit from several businesses included within the segment.

Gross Profit Margin

Gross profit margin for games and related value-added services for the third quarter of 2024 was 68.8%, compared with 70.0% and 69.0% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year decreases were mainly attributable to changes in product mix.

Gross profit margin for Youdao for the third quarter of 2024 was 50.2%, compared with 48.2% and 55.9% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year fluctuations were mainly due to the factors enumerated above.

Gross profit margin for NetEase Cloud Music for the third quarter of 2024 was 32.8%, compared with 32.1% and 27.2% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

Gross profit margin for innovative businesses and others for the third quarter of 2024 was 37.8%, compared with 34.0% and 27.3% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased gross profit margins from several businesses included within the segment.

Operating Expenses

Total operating expenses for the third quarter of 2024 were RMB9.3 billion (US$1.3 billion), compared with RMB9.0 billion and RMB9.4 billion for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter increase was mainly due to increased marketing expenditures related to games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income, interest income, exchange (losses)/gains and others. The quarter-over-quarter and year-over-year decreases were mainly due to higher net exchange losses in the third quarter of 2024.

Income Tax

The Company recorded a net income tax charge of RMB1.3 billion (US$183.8 million) for the third quarter of 2024, compared with RMB1.3 billion each for the preceding quarter and the same quarter of 2023. The effective tax rate for the third quarter of 2024 was 16.1%, compared with 16.0% and 14.2% for the preceding quarter and the same quarter of 2023, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB6.5 billion (US$931.7 million) for the third quarter of 2024, compared with RMB6.8 billion and RMB7.8 billion for the preceding quarter and the same quarter of 2023, respectively.

NetEase reported basic net income of US$0.29 per share (US$1.46 per ADS) for the third quarter of 2024, compared with US$0.30 per share (US$1.50 per ADS) and US$0.35 per share (US$1.74 per ADS) for the preceding quarter and the same quarter of 2023, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB7.5 billion (US$1.1 billion) for the third quarter of 2024, compared with RMB7.8 billion and RMB8.6 billion for the preceding quarter and the same quarter of 2023, respectively.

NetEase reported non-GAAP basic net income of US$0.33 per share (US$1.67 per ADS) for the third quarter of 2024, compared with US$0.35 per share (US$1.73 per ADS) and US$0.38 per share (US$1.92 per ADS) for the preceding quarter and the same quarter of 2023, respectively.

Other Financial Information

As of September 30, 2024, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB120.0 billion (US$17.1 billion), compared with RMB110.9 billion as of December 31, 2023. Net cash provided by operating activities was RMB10.6 billion (US$1.5 billion) for the third quarter of 2024, compared with RMB6.5 billion and RMB9.8 billion for the preceding quarter and the same quarter of 2023, respectively.

Quarterly Dividend

The board of directors approved a dividend of US$0.0870 per share (US$0.4350 per ADS) for the third quarter of 2024 to holders of ordinary shares and holders of ADSs as of the close of business on November 29, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on November 29, 2024 (Beijing/ Hong Kong Time). The payment date is expected to be December 10, 2024 for holders of ordinary shares and on or around December 13, 2024 for holders of ADSs.

NetEase paid a dividend of US$0.0870 per share (US$0.4350 per ADS) for the second quarter of 2024 in September 2024.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date. As of September 30, 2024, approximately 18.2 million ADSs had been repurchased under this program for a total cost of US$1.6 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 7:00 a.m. New York Time on Thursday, November 14, 2024 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, November 14, 2024). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10042941, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10042941. The replay will be available through November 21, 2024.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to economic uncertainty and capital market disruption; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE,INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	21,428,902	20,184,013	2,876,199
Time deposits	100,856,034	91,195,431	12,995,245
Restricted cash	2,777,206	2,994,096	426,655
Accounts receivable, net	6,422,417	6,173,077	879,656
Inventories	695,374	613,685	87,449
Prepayments and other current assets, net	6,076,595	6,811,171	970,584
Short-term investments	4,436,057	12,607,188	1,796,510
Total current assets	142,692,585	140,578,661	20,032,298

Non-current assets:
Property, equipment and software, net	8,075,044	8,200,464	1,168,557
Land use rights, net	4,075,143	4,204,865	599,188
Deferred tax assets	1,560,088	1,173,270	167,190
Time deposits	1,050,000	4,025,000	573,558
Restricted cash	550	5,277	752
Other long-term assets	28,471,568	26,708,737	3,805,965
Total non-current assets	43,232,393	44,317,613	6,315,210
Total assets	185,924,978	184,896,274	26,347,508

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	881,016	755,372	107,640
Salary and welfare payables	4,857,206	2,941,618	419,177
Taxes payable	2,571,534	2,606,842	371,472
Short-term loans	19,240,163	10,594,342	1,509,682
Contract liabilities	13,362,166	15,543,023	2,214,863
Accrued liabilities and other payables	12,930,399	13,270,811	1,891,075
Total current liabilities	53,842,484	45,712,008	6,513,909

Non-current liabilities:
Deferred tax liabilities	2,299,303	1,828,869	260,612
Long-term loans	427,997	427,997	60,989
Other long-term liabilities	1,271,113	1,199,075	170,867
Total non-current liabilities	3,998,413	3,455,941	492,468
Total liabilities	57,840,897	49,167,949	7,006,377

Redeemable noncontrolling interests	115,759	122,494	17,455

NetEase,Inc.’s shareholders’ equity	124,285,776	132,150,155	18,831,246
Noncontrolling interests	3,682,546	3,455,676	492,430
Total equity	127,968,322	135,605,831	19,323,676

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	185,924,978	184,896,274	26,347,508

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	27,270,406	25,485,805	26,209,879	3,734,878	76,327,994	78,547,425	11,192,919
Cost of revenues	(10,304,106)	(9,443,587)	(9,733,274)	(1,386,980)	(30,089,735)	(29,012,682)	(4,134,274)
Gross profit	16,966,300	16,042,218	16,476,605	2,347,898	46,238,259	49,534,743	7,058,645

Operating expenses:
Selling and marketing expenses	(3,567,153)	(3,501,737)	(3,805,071)	(542,218)	(9,743,904)	(11,329,012)	(1,614,371)
General and administrative expenses	(1,494,186)	(1,091,441)	(1,100,328)	(156,795)	(3,648,011)	(3,388,244)	(482,821)
Research and development expenses	(4,347,052)	(4,455,717)	(4,424,469)	(630,482)	(12,005,691)	(13,054,944)	(1,860,315)
Total operating expenses	(9,408,391)	(9,048,895)	(9,329,868)	(1,329,495)	(25,397,606)	(27,772,200)	(3,957,507)
Operating profit	7,557,909	6,993,323	7,146,737	1,018,403	20,840,653	21,762,543	3,101,138

Other income/(expenses):
Investment income, net	556,603	103,674	578,398	82,421	1,315,662	861,363	122,743
Interest income, net	1,147,227	1,186,219	1,282,766	182,793	2,858,835	3,746,582	533,884
Exchange (losses)/gains, net	(400,483)	(239,375)	(1,055,518)	(150,410)	677,905	(1,279,882)	(182,382)
Other, net	240,024	85,694	43,600	6,213	618,883	323,182	46,053
Income before tax	9,101,280	8,129,535	7,995,983	1,139,420	26,311,938	25,413,788	3,621,436
Income tax	(1,290,398)	(1,300,939)	(1,289,545)	(183,759)	(3,631,047)	(4,076,394)	(580,881)
Net income	7,810,882	6,828,596	6,706,438	955,661	22,680,891	21,337,394	3,040,555

Accretion of redeemable noncontrolling interests	(895)	(960)	(962)	(137)	(2,623)	(2,880)	(410)
Net loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	26,901	(68,887)	(167,041)	(23,803)	156,021	(403,384)	(57,482)
Net income attributable to the Company’s shareholders	7,836,888	6,758,749	6,538,435	931,721	22,834,289	20,931,130	2,982,663

Net income per share *
Basic	2.44	2.10	2.04	0.29	7.10	6.52	0.93
Diluted	2.41	2.08	2.03	0.29	7.02	6.46	0.92

Net income per ADS *
Basic	12.19	10.50	10.22	1.46	35.48	32.61	4.65
Diluted	12.06	10.42	10.14	1.44	35.11	32.30	4.60

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,213,834	3,217,699	3,198,646	3,198,646	3,217,873	3,209,298	3,209,298
Diluted	3,249,649	3,243,056	3,224,110	3,224,110	3,251,666	3,238,834	3,238,834

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	7,810,882	6,828,596	6,706,438	955,661	22,680,891	21,337,394	3,040,555
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	651,856	631,957	520,567	74,180	2,395,488	1,720,447	245,162
Fair value changes of equity security, other investments and financial instruments	(382,132)	(7,887)	(824,608)	(117,506)	(686,887)	(1,200,753)	(171,106)
Impairment losses on investments	280,641	210,741	529,668	75,477	328,511	868,826	123,807
Fair value changes of short-term investments	(72,875)	(128,295)	(100,071)	(14,260)	(307,675)	(289,176)	(41,207)
Share-based compensation cost	819,548	1,079,056	978,139	139,384	2,429,823	2,951,495	420,584
Allowance for expected credit losses	22,386	9,281	36,022	5,133	51,646	56,903	8,109
Losses/(gains) on disposal of property, equipment and software	2,649	(326)	(2,920)	(416)	2,291	(1,114)	(159)
Unrealized exchange losses/(gains)	362,213	(209,311)	1,050,644	149,715	(718,121)	823,824	117,394
Gains on disposal of long-term investments, business and subsidiaries	(3,197)	(141,114)	(118,046)	(16,821)	(25,347)	(272,647)	(38,852)
Deferred income taxes	(305,703)	(1,280,076)	711,639	101,408	(62,417)	(83,383)	(11,882)
Share of results on equity method investees	(160,042)	39,200	(28,466)	(4,057)	(385,142)	175,005	24,938
Changes in operating assets and liabilities:
Accounts receivable	(1,177,732)	1,410,478	146,758	20,913	(1,523,463)	198,525	28,289
Inventories	84,970	29,552	(39,285)	(5,598)	271,710	81,645	11,634
Prepayments and other assets	(573,631)	530,856	(1,234,390)	(175,899)	(455,037)	(377,394)	(53,778)
Accounts payable	150,868	(126,862)	6,316	900	(577,862)	(127,547)	(18,175)
Salary and welfare payables	(588,217)	879,058	(670,750)	(95,581)	(2,055,848)	(1,970,300)	(280,766)
Taxes payable	515,087	(1,462,700)	224,015	31,922	255,911	33,137	4,722
Contract liabilities	1,560,628	(1,270,324)	1,928,060	274,746	2,009,423	2,231,822	318,032
Accrued liabilities and other payables	845,721	(490,048)	755,882	107,712	(104,899)	507,904	72,376
Net cash provided by operating activities	9,843,920	6,531,832	10,575,612	1,507,013	23,522,996	26,664,613	3,799,677

Cash flows from investing activities:
Purchase of property, equipment and software	(643,144)	(168,880)	(379,520)	(54,081)	(1,816,627)	(963,418)	(137,286)
Proceeds from sale of property, equipment and software	3,101	660	1,072	153	9,897	5,238	746
Purchase of intangible assets, content and licensed copyrights	(742,523)	(399,533)	(222,247)	(31,670)	(1,852,526)	(810,601)	(115,510)
Net changes of short-term investments with terms of three months or less	(1,993,921)	(8,194,289)	1,585,395	225,917	(1,087,059)	(4,207,245)	(599,528)
Purchase of short-term investments with terms over three months	-	-	(3,675,000)	(523,683)	-	(3,675,000)	(523,683)
Proceeds from maturities of short-term investments with terms over three months	376,950	-	-	-	481,219	-	-
Investment in long-term investments and acquisition of subsidiaries	(417,448)	(193,450)	(226,086)	(32,217)	(1,916,724)	(901,340)	(128,440)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	20,898	840,649	1,541,338	219,639	78,709	2,467,443	351,608
Placement/rollover of matured time deposits	(30,831,994)	(61,775,606)	(36,766,094)	(5,239,127)	(78,026,928)	(133,100,536)	(18,966,675)
Proceeds from maturities of time deposits	33,893,436	55,211,839	37,546,192	5,350,289	78,144,576	138,806,413	19,779,756
Change in other long-term assets	(181,263)	(172,543)	(125,911)	(17,942)	(333,293)	(333,079)	(47,463)
Net cash used in investing activities	(515,908)	(14,851,153)	(720,861)	(102,722)	(6,318,756)	(2,712,125)	(386,475)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(7,501,788)	(2,085,053)	(4,778,301)	(680,902)	(19,834,683)	(7,263,080)	(1,034,981)
Proceeds of loans with terms over three months	7,607,060	1,069,020	5,395,810	768,897	11,058,160	13,463,080	1,918,473
Payment of loans with terms over three months	(4,250,550)	(10,681,827)	(3,100,520)	(441,821)	(7,524,472)	(14,739,347)	(2,100,340)
Net amounts received/(paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	11,573	50,572	(8,394)	(1,196)	58,150	84,392	12,026
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(296,495)	(2,007,030)	(3,994,212)	(569,171)	(4,608,462)	(7,235,022)	(1,030,982)
Dividends paid to NetEase’s shareholders	(2,423,355)	(2,264,799)	(1,972,928)	(281,140)	(5,755,011)	(9,182,743)	(1,308,530)
Net cash used in financing activities	(6,853,555)	(15,919,117)	(8,458,545)	(1,205,333)	(26,606,318)	(24,872,720)	(3,544,334)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	4,197	8,234	(68,136)	(9,710)	(28,181)	(103,040)	(14,683)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,478,654	(24,230,204)	1,328,070	189,248	(9,430,259)	(1,023,272)	(145,815)
Cash, cash equivalents and restricted cash, at the beginning of the period	15,679,412	46,085,520	21,855,316	3,114,358	27,588,325	24,206,658	3,449,421
Cash, cash equivalents and restricted cash, at end of the period	18,158,066	21,855,316	23,183,386	3,303,606	18,158,066	23,183,386	3,303,606

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	1,165,196	2,848,493	554,867	79,068	3,864,820	4,586,071	653,510
Cash paid for interest expenses	105,665	152,943	165,881	23,638	708,025	465,279	66,302

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	21,779,851	20,055,819	20,864,036	2,973,102	60,644,094	62,380,233	8,889,113
Youdao	1,538,783	1,321,721	1,572,541	224,085	3,908,687	4,286,121	610,767
NetEase Cloud Music	1,973,064	2,040,952	1,999,163	284,878	5,881,444	6,069,656	864,919
Innovative businesses and others	1,978,708	2,067,313	1,774,139	252,813	5,893,769	5,811,415	828,120
Total net revenues	27,270,406	25,485,805	26,209,879	3,734,878	76,327,994	78,547,425	11,192,919

Cost of revenues:
Games and related value-added services	(6,749,507)	(6,008,604)	(6,503,146)	(926,691)	(19,555,391)	(19,067,061)	(2,717,034)
Youdao	(679,147)	(684,942)	(783,085)	(111,588)	(1,880,026)	(2,178,383)	(310,417)
NetEase Cloud Music	(1,436,552)	(1,385,756)	(1,343,921)	(191,507)	(4,379,785)	(3,988,683)	(568,383)
Innovative businesses and others	(1,438,900)	(1,364,285)	(1,103,122)	(157,194)	(4,274,533)	(3,778,555)	(538,440)
Total cost of revenues	(10,304,106)	(9,443,587)	(9,733,274)	(1,386,980)	(30,089,735)	(29,012,682)	(4,134,274)

Gross profit:
Games and related value-added services	15,030,344	14,047,215	14,360,890	2,046,411	41,088,703	43,313,172	6,172,079
Youdao	859,636	636,779	789,456	112,497	2,028,661	2,107,738	300,350
NetEase Cloud Music	536,512	655,196	655,242	93,371	1,501,659	2,080,973	296,536
Innovative businesses and others	539,808	703,028	671,017	95,619	1,619,236	2,032,860	289,680
Total gross profit	16,966,300	16,042,218	16,476,605	2,347,898	46,238,259	49,534,743	7,058,645

Gross profit margin:
Games and related value-added services	69.0%	70.0%	68.8%	68.8%	67.8%	69.4%	69.4%
Youdao	55.9%	48.2%	50.2%	50.2%	51.9%	49.2%	49.2%
NetEase Cloud Music	27.2%	32.1%	32.8%	32.8%	25.5%	34.3%	34.3%
Innovative businesses and others	27.3%	34.0%	37.8%	37.8%	27.5%	35.0%	35.0%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.0176 on the last trading day of September 2024 (September 30, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2024, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	210,533	319,949	306,283	43,645	607,048	881,167	125,565
Operating expenses
Selling and marketing expenses	33,804	42,865	36,365	5,182	97,226	97,099	13,836
General and administrative expenses	280,581	286,350	247,440	35,260	856,188	823,426	117,337
Research and development expenses	294,630	429,892	388,051	55,297	869,361	1,149,803	163,846

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	7,836,888	6,758,749	6,538,435	931,721	22,834,289	20,931,130	2,982,663
Add: Share-based compensation	808,276	1,059,939	960,706	136,900	2,394,559	2,897,543	412,897
Non-GAAP net income attributable to the Company’s shareholders	8,645,164	7,818,688	7,499,141	1,068,621	25,228,848	23,828,673	3,395,560

Non-GAAP net income per share *
Basic	2.69	2.43	2.34	0.33	7.84	7.42	1.06
Diluted	2.66	2.41	2.33	0.33	7.76	7.35	1.05

Non-GAAP net income per ADS *
Basic	13.45	12.15	11.72	1.67	39.20	37.12	5.29
Diluted	13.30	12.05	11.63	1.66	38.79	36.77	5.24

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.